
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

March 27, 2018

Greg Gehlmann
General Counsel
TriCo Bancshares
63 Constitution Drive
Chico, CA 95973

**Re: TriCo Bancshares
            Registration Statement on Form S-4
            Filed March 21, 2018
            File No. 333-223829**

Dear Mr. Gehlmann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: David Gershon, Esq.